SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

PE

July 22, 2002

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F___X___ Form 40-F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______

Press release

FOR IMMEDIATE RELEASE

Novo Nordisk suspends the clinical development of ragaglitazar (NN622)

Bagsvaerd, Denmark (July 22, 2002)—Novo Nordisk A/S (NYSE: NVO) today announced that it has decided to suspend the clinical development of its dual-acting insulin senzitiser ragaglitazar (NN622). All current clinical trials involving ragaglitazar have been stopped and all planned new clinical trials have been postponed, while preliminary data from preclinical studies in rats and mice are being investigated further. Novo Nordisk's decision was taken in response to findings of urine bladder tumours in one mouse and a number of rats treated with ragaglitazar.

Other activities in the ragaglitazar project continue until Novo Nordisk has completed a renewed benefit/risk assessment of ragaglitazar. This assessment is expected to be ready by the first quarter of 2003.

Mads Krogsgaard Thomsen, chief science officer of Novo Nordisk, said: "The tumours observed may prove to be specific for the rodent species and in that case, they will be of no relevance to humans. However, we have for patient safety reasons decided to take a precautionary approach and stop the ongoing clinical trials while we investigate the preclinical findings in more detail. It is at this point in time not possible to say whether new clinical trials involving ragaglitazar will be initiated; however, if so, we expect the filing for approval to be delayed by close to two years."

The decision to suspend the clinical development will not impact Novo Nordisk's expectations for the financial results for 2002, as the remaining expected clinical trial related costs for the second half of 2002 will be reallocated to the closure of the clinical trials and to other development projects.

Ragaglitazar (NN622) is a PPAR (peroxisome proliferator-activated receptor) alpha and gamma agonist, which in preclinical and available clinical trials has shown significant potential to

Novo Nordisk A/S
Corporate Communications
Novo Allé
2880 Bagsvaerd
Denmark
Telephone:
+45 4444 8888
Telefax:
+45 4444 2314
Internet:
www.novonordisk.com
CVR Number:
24256790

regulate blood glucose and diabetic dyslipidaemia. The compound is in-licensed by Novo Nordisk from Dr Reddy's Laboratories.

About carcinogenicity studies

Preclinical carcinogenicity studies are an integral part of the development of new drugs for chronic use. The purpose of doing preclinical carcinogenicity studies in animals is to investigate in vivo if a new drug has potential for causing tumours after long-time exposure in animals. Due to the complexity of conducting state-of-the-art preclinical carcinogenicity studies, data from such studies do not usually become available until very late in Phase 3 clinical development or just prior to submission of the NDA.

The carcinogenicity studies with ragaglitazar have been conducted in rats and mice, which are the species most commonly used for such studies.

Phone conference

At 9:00 am EDT today, a conference call will be held. Investors will be able to listen in via a link on www.novonordisk.com, which can be found under 'Investors – Conference call'. Presentation material for the conference call will be made available approximately half an hour before on the same page.

Forward-looking statement

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 26 April 2002. Please also refer to the section 'Financial Risk Factors' in the Annual Financial Report 2001. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Novo Nordisk (NYSE:NVO) is a focused healthcare company and world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as coagulation disorders, growth disorders and hormone replacement therapy. Novo Nordisk manufactures and markets

Novo Nordisk A/S
Koncern Kommunikation
Novo Allé
2880 Bagsværd
Danmark
Telefon:
+45 4444 8888
Telefax:
+45 4444 2314
Internet:
www.novonordisk.com
CVR Nummer:
24256790

pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 17,500 people in 68 countries and markets its products in 179 countries. For further company information visit www.novonordisk.com.

For further information please contact:

Media:
Susan T Jackson
Phone: 609 919 7776

Investors:
Rasmus Jorgensen
Phone: 212 878 9607

Novo Nordisk A/S
Koncern Kommunikation

Novo Allé
2880 Bagsværd
Danmark

Telefon:
+45 4444 8888
Telefax:
+45 4444 2314

Internet:
www.novonordisk.com

CVR Nummer:
24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 7/22/2002

Lars R Sørensen

Lars Rebien Sørensen, President and Chief Executive Officer